[Company Letterhead]
July 24, 2009
VIA FACSIMILE TO (703) 813-6985 AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attention: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc.
File No. 333-158539
Dear Mr. Kruczek:
Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, the undersigned, as the placement agent of units as described in the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join in the request of Oculus Innovative Sciences, Inc. that the effectiveness of the Registration Statement be accelerated to July 24, 2009 at 4:30 pm EST or as soon as practicable thereafter.
In connection with this acceleration request and pursuant to Rule 460 of the Securities Act, the following information is provided with respect to the distribution to date, of the preliminary prospectus dated July 21, 2009:

Number of
To Whom Distributed	Copies

Underwriters	—
Institutional Investors	46
Individuals	562
Other Broker-Dealers	1,028

Total	1,636
With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned has distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date confirmations of sale are expected to be mailed. In addition, each underwriter and each selected dealer, if any, will represent to the undersigned that it has and will comply with Rule 15c2-8 under the Exchange Act.

Very truly yours, DAWSON JAMES SECURITIES, INC.
/s/ Albert Poliak
By: Albert Poliak, President